SEC File No.70-




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   DECLARATION

                                      UNDER

            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                     METROPOLITAN EDISON COMPANY ("Met-Ed")
                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19640

                (Names of companies filing this statement and
                    address of principal executive office)



                                GPU, INC. ("GPU")
--------------------------------------------------------------------------------
          (Name of top registered holding company parent of applicants)

T. G. Howson, Vice President and          Douglas E. Davidson, Esq.
  Treasurer                               Berlack, Israels & Liberman LLP
S. L. Guibord, Secretary                  120 West 45th Street
GPU Service, Inc.                         New York, New York 10036
300 Madison Avenue
Morristown, New Jersey 07962              W. Edwin Ogden, Esq.
                                          Ryan, Russell, Ogden & Seltzer LLP
S. L. Guibord, Secretary                  1100 Berkshire Boulevard
Metropolitan Edison Company               P.O. Box 6219
Pennsylvania Electric Company             Reading, Pennsylvania 19601-0219
2800 Pottsville Pike
Reading, Pennsylvania 19640



--------------------------------------------------------------------------------
                   (Names and addresses of agents for service)

Item 1.  Description of Proposed Transactions.
         -------------------------------------

      A. Met-Ed and Penelec (collectively, the "Pennsylvania Subsidiaries") are wholly owned public utility subsidiaries of GPU. The Pennsylvania Subsidiaries propose to declare and pay dividends out of their capital and unearned surplus from time to time commencing with the effectiveness of the authorization herein sought through December 31, 2002.

      Rule 46 under the Act prohibits subsidiaries of registered holding companies from declaring or paying dividends out of capital or unearned surplus except as the Commission may otherwise authorize. At September 30, 1999, Met-Ed and Penelec had consolidated stockholders equity as follows:

                                       Met-Ed                   Penelec
                                    ------------              ------------

Capital Stock                       $ 66,273,400              $105,811,920
Paid in Capital                      400,200,000               285,487,455
Retained Earnings                    272,081,094                94,722,924
Accumulated Other                     19,400,352                 9,724,983
Comprehensive Income

      Accordingly, as of September 30, 1999, Rule 46 would have permitted Met-Ed and Penelec to declare and pay dividends of approximately $272 million and $95 million, respectively.

      B. In November 1997, GPU announced that it would begin the process of divesting its fossil fuel and hydroelectric generating assets. In 1998, Jersey
Central Power & Light Company ("JCP&L"), Met-Ed and Penelec agreed to sell substantially all of their fossil and hydroelectric assets for a total of approximately $2.6 billion. The sales of Penelec's ownership interests in the Homer City and Seneca Stations - totaling about $950 million -- were completed earlier this year, and the sales of substantially all of the remaining fossil and hydroelectric assets closed in November 1999.

      Met-Ed and Penelec received Restructuring Orders from the Pennsylvania Public Utility Commission ("PaPUC") in October 1998 providing, among other things, that their "stranded costs" recoverable in the restructuring proceedings would be offset by the after tax gain received from their generation sales. The amount of the after tax gain is currently estimated at approximately $195 million for Met-Ed and $520 million for Penelec. As a result, the after tax gain on the generation divestiture will have no effect on the Pennsylvania Subsidiaries' net income, resulting in no increase in the companies' retained earnings.

      In addition, until the past few years, it had been the practice of GPU's subsidiaries to pay out in dividends essentially all of their retained earnings from time to time. GPU would then make cash capital contributions to its


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


subsidiaries as and to the extent needed to support their construction programs and capital structures. As a result of this practice, the Pennsylvania Subsidiaries have not built up any significant retained earnings "cushion".

      Therefore, the Pennsylvania Subsidiaries' retained earnings at September 30, 1999 are not sufficient to enable them to declare and pay dividends to GPU so that, in essence, the equity capital component (approximately 50%) supporting their generation asset investment being sold and stranded costs cannot be returned to the equity investors without essentially eliminating all of the Pennsylvania Subsidiaries' retained earnings.(1) This situation is detrimental to the financial flexibility of the companies. The debt component associated with these assets will have been retired through the redemption or repurchase of outstanding first mortgage bonds at the respective company.

        Met-Ed and Penelec are each incorporated under the Pennsylvania Business Corporation Law ("BCL")(15 Pa. C.S. Section 101 et seq.). In general, the BCL permits the payment of dividends by a corporation if, after giving effect to the dividend payment, (a) the corporation is able to pay its debts as they become due in the usual course of business, and (b) the corporation's total assets are not less than its total liabilities. BCL Section 1551. Accordingly, the BCL does not restrict Pennsylvania corporations to paying dividends only from retained earnings. As of September 30, 1999, therefore, Pennsylvania law would have permitted Met-Ed and Penelec to declare and pay dividends of approximately $758 million and $496 million, respectively. Under their existing first mortgage bond indentures, however, Met-Ed and Penelec are required to maintain retained earnings of not less than $3.4 million and $10.1 million, respectively.

      All dividends would be declared and paid only in compliance with Pennsylvania law and first mortgage bond indenture covenants.

      D. GPU intends to maintain the Pennsylvania Subsidiaries' capitalization ratios that approximate the current target ranges of 51% debt; 8% preferred securities and 41% common equity and future dividend payments by the Pennsylvania Subsidiaries would be consistent with maintaining these targets.




--------------
1 The net investor supplied capital supporting JCP&L's generation assets is $210 million. After the generation sale, JCP&L will have approximately $750 million in retained earnings available from which it could declare and pay dividends. Consequently, JCP&L is not seeking the authorization requested herein for Met-Ed and Penelec.

      E.    Rule 54 Analysis
            ----------------

      The proposed transactions (the "Transactions") contemplate the declaration and payment of dividends by the Pennsylvania Subsidiaries and do not relate to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"). Accordingly, the Transactions are subject to Rule 54, which provides that, in determining whether to approve an application or declaration which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53 (a), (b) and (c) are satisfied.

            (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773)
(the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At September 30, 1999, GPU's average consolidated retained earnings was approximately $2.367 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $2.180 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $188 million in FUCOs as of September 30, 1999.

      (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                        (A) For each United  States EWG in which GPU directly or
            indirectly holds an interest:

                              (1) the  books  and  records  for such EWG will be
                        kept in conformity with United States generally accepted accounting principles ("GAAP");

                              (2) the financial  statements  will be prepared in
                        accordance with GAAP; and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                        (B) For each FUCO or  foreign  EWG  which is a  majority
            owned subsidiary of GPU:

                              (1) the books and records for such subsidiary will
                        be kept in accordance with GAAP;

                              (2)   the financial statements for such

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


                        subsidiary  will be prepared in accordance  with GAAP;
                        and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                        (C) For each FUCO or  foreign  EWG in which GPU owns 50%
            or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                              (1) such entity to maintain books and records in accordance with GAAP;

                              (2) the financial  statements of such entity to be
                        prepared in accordance with GAAP; and

                              (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                        (iii) (B) of Rule 53.

                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                  (iii) Copies of this Declaration on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(2) In addition,

--------------
2 Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.
                                      - 5 -

            GPU will submit to each such commission copies of any amendments to this Declaration and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                  (iv) None of the provisions of paragraph (b) of Rule 53 render
            paragraph   (a)  of  that   Rule   unavailable   for  the   proposed
            transactions.

                        (A) Neither GPU nor any  subsidiary of GPU having a book
            value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                        (B) GPU's average consolidated retained earnings for the
            four most recent quarterly periods (approximately $2.367 billion) represented an increase of approximately $51 million (or approximately 2%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.316 billion).

                        (C) GPU did not incur  operating  losses  from direct or
            indirect investments in EWGs and FUCOs in 1998 in excess of 5% of GPU's September 30, 1999 consolidated retained earnings.

      As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

      Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Declaration. The Transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

      The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2%


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


equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.

      GPU's September 30, 1999 consolidated capitalization consists of 33.9% equity and 66.1% debt. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(3)

      GPU's consolidated retained earnings grew on average approximately 4.2% per year from 1993 through 1998. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(4)

      Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

      Reference is made to Exhibit H which sets forth GPU's consolidated capitalization at September 30, 1999 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

Item 2.   Fees, Commissions and Expenses.
          -------------------------------

      The estimated fees, commissions and expenses to be incurred by the GPU Energy Companies in connection with the proposed transactions will be filed by amendment.

Item 3.  Applicable Statutory Provisions.
         --------------------------------

      The GPU Energy Companies believe that Section 12 of the Act and Rules 46 and 54 are applicable to the transactions proposed herein.

Item 4.  Regulatory Approval.
         -------------------

      No  Federal  or  State  Commission,   other  than  your  Commission,   has
jurisdiction with respect to the proposed transactions.


--------------
3 The first mortgage bonds of JCP&L, Met-Ed and Penelec are rated A+ by Standard & Poors Corporation, and Baa1, A3 and A2, respectively, by Moody's Investors Service, Inc.

4 As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the 1997 windfall profits tax imposed on Midlands Electricity, plc.
                                      - 7 -

Item 5.  Procedure.
         ----------

      It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than January 15, 2000. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.



Item 6.  Exhibits And Financial Statements.
         ----------------------------------

      a)    Exhibits:

      A     -     Not applicable

      B     -     Not applicable

      C     -     Not applicable

      D     -     Not applicable

      E     -     Not applicable

      F(1)(a)     -     Opinion of  Berlack,  Israels & Liberman  LLP -- to be
                        filed by amendment.

      F(2)(a)     -     Opinion of Ryan,  Russell,  Ogden & Seltzer  LLP -- to
                        be filed by amendment.

      G     -     Financial Data Schedules -- to be filed by amendment.

      H     -     Actual  and Pro  Forma  Capitalization  and  Capitalization
                  Ratios as at September 30, 1999 -- to be filed by amendment.

      I     -     Form of public notice

      b)          Financial Statements:

                  1-A   -     GPU  and   Subsidiary   Companies   Consolidated
                              Balance Sheets, actual and pro forma, as at September 30, 1999, and Consolidated Statement of Income and Retained Earnings, actual and pro forma, for the twelve months ended September
                              30, 1999; pro forma journal entries -- to be filed by amendment.

                  1-B    -    GPU (Corporate)  Balance Sheets,  actual and pro
                              forma, as at September 30, 1999 and Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended September 30, 1999; pro forma journal entries -- to be filed by amendment.

                  l-C    -    Met-Ed Consolidated  Balance Sheets,  actual and
                              pro  forma,   as  at  September   30,  1999,   and
                              Consolidated  Statements  of Income  and  Retained
                              Earnings, actual and pro forma, for the twelve months ended September 30, 1999; pro forma journal entries -- to be filed by amendment.

                  l-D    -    Penelec Consolidated Balance Sheets,  actual and
                              pro  forma,   as  at  September   30,  1999,   and
                              Consolidated  Statements  of Income  and  Retained
                              Earnings, actual and pro forma, for the twelve months ended September 30, 1999; pro forma journal entries -- to be filed by amendment.

                  2     -     Reference  is made to the  financial  statements
                              included in 1 above.

                  3     -     None.

                  4     -     None, except as set forth in the Notes to the
                              Financial Statements.

Item 7.   Information as to Environmental Effects.
          ----------------------------------------

         (a) The proposed transactions will be carried out for the purpose of financing the Pennsylvania Subsidiaries' business activities. As such, the issuance of an order by your Commission with respect thereto is not a major Federal action significantly affecting the quality of the human environment.

         (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions which are the subject hereof.


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



                                    SIGNATURE
                                    ---------


            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                 METROPOLITAN EDISON COMPANY
                                 PENNSYLVANIA ELECTRIC COMPANY



                                 By:    /s/ T. G. Howson
                                        --------------------------
                                        T. G. Howson,
                                        Vice President and Treasurer



Date:  December 3, 1999


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